SUB-ITEM 77Q3

DUE TO THE RESTRICTIONS IN THE FORMAT OF FORM N-SAR TO ALLOW REPORTING OF INFORMATION FOR MULTIPLE CLASSES OF SHARES, THIS EXHIBIT PROVIDES CLASS LEVEL INFORMATION FOR ITEMS 74U AND 74V.

FOR PERIOD ENDING 12/31/2002
FILE NUMBER 811-1540
SERIES NO.: 22


74U.     1.   Number of shares outstanding (000's Omitted)
              Class A Shares                  5,560
         2.   Number of shares outstanding of a second class of open-end company shares (000's Omitted)
              Class B Shares                  7,096
              Class C Shares                  2,882


74V.     1.   Net asset value per share (to nearest cent)
              Class A Shares                $  4.95
         2.   Net asset value per share of a second class of open-end company shares (to nearest cent)
              Class B Shares                $  4.88
              Class C Shares                $  4.87